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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66587

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    Mufson Howe Hunter & Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____1717 Arch Street, Suite 3230_____
                    (No. and Street)

_____Philadelphia_____   _____PA_____   _____19103_____
            (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____Joseph A. Romeo, CPA_____   _____(215) 569-2113_____
                                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____BBD, LLP_____
                    (Name – *if individual, state last, first, middle name*)

_____1835 Market Street, 26th Floor_____   _____Philadelphia_____   _____PA_____   _____19103_____
            (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James T. Hunter_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Mufson Howe Hunter & Partners, LLC_____, as of _____December 31_____, 20__11__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Title

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Accountant's Report on Internal Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CERTIFIED PUBLIC ACCOUNTANTS

MUFSON HOWE HUNTER & PARTNERS LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED DECEMBER 31, 2011



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Mufson Howe Hunter & Partners LLC

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners LLC (a Delaware Limited Liability Company) as of December 31, 2011, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Mufson Howe Hunter & Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards general accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mufson Howe Hunter & Partners LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2012

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER   Mufson Howe Hunter & Partners, LLC | **N** **3** | | | | 100 |

▼
1

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11	99
SEC FILE NO. 8-66587	98
Consolidated	198
Unconsolidated X	199

ASSETS

		Allowable		Non-Allowable		Total	
1.	Cash	$ 132,777	200			$ 132,777	750
2.	Receivables from brokers or dealers: ▼						
	A. Clearance account	3	295				
	B. Other		300	$	550	▼	810
3.	Receivables from non-customers		355	40,035	600	7 40,035	830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities ▼		424				
	E. Spot commodities	4	430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost ▼2 $ [130]						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ [150]						
	B. Other securities $ [160]						
7.	Secured demand notes		470		640		890
	market value of collateral:						
	A. Exempted securities $ [170]						
	B. Other securities $ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value			▼6	660		900
9.	Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets ▼		535	39,726	735	39,726	930
12.	**TOTAL ASSETS** 5	$ 132,777	540	$ 79,761	740	$ 212,538	940

OMIT PENNIES

See accompanying notes

| BROKER OR DEALER   Mufson Howe Hunter & Partners, LLC | as of____12/31/11____ |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ _____ 1045	$ _____ 1255 13 $	_____ 1470
14. Payable to brokers or dealers:			
A. Clearance account	_____ 1114	_____ 1315	_____ 1560
B. Other	10 _____ 1115	_____ 1305	_____ 1540
15. Payable to non-customers	_____ 1155	_____ 1355	_____ 1610
16. Securities sold not yet purchased, at market value		_____ 1360	_____ 1620
17. Accounts payable, accrued liabilities, expenses and other	41,326 _____ 1205	_____ 1385	41,326 _____ 1685
18. Notes and mortgages payable:			
A. Unsecured	_____ 1210		_____ 1690
B. Secured	_____ 1211 12	_____ 1390 14	_____ 1700
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		_____ 1400	_____ 1710
1. from outsiders 9 $ _____ 970			
2. Includes equity subordination (15c3-1(d)) of...... $ _____ 980		_____ 1410	_____ 1720
B. Securities borrowings, at market value from outsiders $ _____ 990			
C. Pursuant to secured demand note collateral agreements		_____ 1420	_____ 1730
1. from outsiders $ _____ 1000			
2. Includes equity subordination (15c3-1(d)) of...... $ _____ 1010			
D. Exchange memberships contributed for use of company, at market value		_____ 1430	_____ 1740
E. Accounts and other borrowings not qualified for net capital purposes	_____ 1220	_____ 1440	_____ 1750
20. TOTAL LIABILITIES	$ 41,326 _____ 1230	$ _____ 1450	$ 41,326 _____ 1760

Ownership Equity

			Total
21. Sole proprietorship		15 $	_____ 1770
22. Partnership (limited partners)	11 $ _____ 1020)		171,212 _____ 1780
23. Corporation:			
A. Preferred stock			_____ 1791
B. Common stock			_____ 1792
C. Additional paid-in capital			_____ 1793
D. Retained earnings			(_____) 1794
E. Total			_____ 1795
F. Less capital stock in treasury		16 (	_____) 1796
24. TOTAL OWNERSHIP EQUITY			$ 171,212 _____ 1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 212,538 _____ 1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners, LLC	as of_____12/31/11_____

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition.. ▼	$	171,212	**3480**
2.	Deduct ownership equity not allowable for Net Capital 19	(		) **3490**
3.	Total ownership equity qualified for Net Capital		171,212	**3500**
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.............................			**3520**
	B. Other (deductions) or allowable credits (List)..			**3525**
5.	Total capital and allowable subordinated liabilities.................................▼	$	171,212	**3530**
6.	Deductions and/or charges: ¹⁷			

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ ____79,761____	**3540**		
B. Secured demand note deficiency	**3590**		
C. Commodity futures contracts and spot commodities- proprietary capital charges	**3600**		
D. Other deductions and/or charges	**3610**	(79,761)	**3620**

7.	Other additions and/or allowable credits (List) .... ▼			**3630**
8.	Net capital before haircuts on securities positions 20	$	91,451	**3640**
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			

A. Contractual securities commitments ....$	**3660**	
B. Subordinated securities borrowings	**3670**	
C. Trading and investment securities: ▼		
1. Exempted securities...18	**3735**	
2. Debt securities	**3733**	
3. Options	**3730**	
4. Other securities	**3734**	
D. Undue Concentration...	**3650**	
E. Other (List)	**3736**	( ) **3740**

10.	Net Capital	$	91,451	**3750**

OMIT PENNIES

There is no difference between the audited Computation of Net Capital included above
and the corresponding schedule included in the Company's unaudited December 31, 2011
Form X-17A-5 Part IIA filing.

See accompanying notes

30

Page 3

BROKER OR DEALER Mufson Howe Hunter & Partners, LLC	as of_____12/31/11_____

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 18)..$	2,755	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
	of subsidiaries computed in accordance with Note (A)..$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)..$	5,000	3760
14.	Excess net capital (line 10 less 13)...$	86,451	3770
15	Excess net capital at 100% (line 10 less 10% of line 18)...22 $	87,318	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition ....$			41,326	3790
17.	Add:				
	A. Drafts for immediate credit ....21 $		3800		
	B. Market value of securities borrowed for which no equivalent				
	value is paid or credited ....$		3810		
	C. Other unrecorded amounts (List)..$		3820	$	3830
18.	Total aggregate indebtedness...$			41,326	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)................................%			45.19	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d).................%			0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits...$		3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..23 $		3880
23.	Net capital requirement (greater of line 21 or 22)..$		3760
24.	Excess net capital (line 10 less 23)...$		3910
25.	Net capital in excess of:		
	A. 5% of combined aggregate debit items or $120,000 ....$		3920

OMIT PENNIES

NOTES:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

BROKER OR DEALER	Mufson Howe Hunter Partners, LLC

For the period (MMDDYY) from 24   01/01/11 |3932| to   12/31/11 |3933|

Number of months included in this statement   12 |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
    a. Commissions on transactions in exchange listed equity securities executed on an exchange.........................$ _____ |3935|
    b. Commissions on listed option transactions...25 _____ |3938|
    c. All other securities commissions .... _____ |3939|
    d. Total securities commissions... _____ |3940|
2. Gains or losses on firm securities trading accounts
    a. From market making in options on a national securities exchange.. _____ |3945|
    b. From all other trading.. _____ |3949|
    c. Total gain (loss) .... _____ |3950|
3. Gains or losses on firm securities investment accounts.. _____ |3952|
4. Profit (loss) from underwriting and selling groups ....26 897,500 |3955|
5. Revenue from sale of investment company shares.. _____ |3970|
6. Commodities revenue .... _____ |3990|
7. Fees for account supervision, investment advisory and administrative services .... _____ |3975|
8. Other revenue... _____ |3995|
9. Total revenue... 897,500 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers.............................$ _____ |4120|
11. Other employee compensation and benefits ....27 726,734 |4115|
12. Commissions paid to other broker-dealers.. _____ |4140|
13. Interest expense .... _____ |4075|
    a. Includes interest on accounts subject to subordination agreements...................... _____ |4070|
14. Regulatory fees and expenses.. 13,414 |4195|
15. Other expenses .... 395,167 |4100|
16. Total expenses ....$ 1,135,315 |4200|

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)......................$ (237,815) |4210|
18. Provision for Federal income taxes (for parent only)..28 _____ |4220|
19 Equity in earnings (losses) of unconsolidated subsidiaries not included above.................................... _____ |4222|
    a. After Federal income taxes of.. _____ |4238|
20. Extraordinary gains (losses)... _____ |4224|
    a. After Federal income taxes of.. _____ |4239|
21. Cumulative effect of changes in accounting principles .... _____ |4225|
22. Net income (loss) after Federal income taxes and extraordinary items..$ (237,815) |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ....$ (94,069) |4211|

See accompanying notes

BROKER OR DEALER   Mufson Howe Hunter & Partners, LLC

For the period (MMDDYY) from _____ 01/01/11 _____ to _____ 12/31/11 _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period ....$	84,027		4240
A. Net income (loss)... (	237,815	)	4250
B. Additions (includes non-conforming capital of .... 29_____	4262 |) 360,000		4260
C. After Federal income taxes of...	4272 |) (35,000	)	4270
2. Balance, end of period (From item 1800) ....$	171,212		4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....30 $		4300
A. Increases..		4310
B. Decreases...		4320
4. Balance, end of period (From item 3520) ....$		4330

OMIT PENNIES

See accompanying notes

BROKER OR DEALER	Mufson Howe Hunter & Partners, LLC	as of	12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... _____ | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... ____X____ | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm 31 _____ | 4335 | _____ | 4570 |

D. (k) (3)—Exempted by order of the Commission (include copy of letter).. _____ | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.**

Type of Proposed withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
31 4600	4601	4602	4603	4604	4605
32 4610	4611	4612	4613	4614	4615
33 4620	4621	4622	4623	4624	4625
34 4630	4631	4632	4633	4634	4635
35 4640	4641	4642	4643	4644	4645

TOTAL $ 36 _____ | 4699 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See accompanying notes

MUFSON HOWE HUNTER & PARTNERS LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(237,815)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities	
(Increase) decrease in	
Accounts receivable	(38,058)
Other assets	(3,000)
Increase (decrease) in	
Accounts payable and accrued expenses	(6,514)
Net cash used for operating activities	(285,387)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	360,000
Capital distributions	(35,000)
Net cash provided by financing activities	325,000
Net increase in cash	39,613
CASH	
Beginning of year	93,164
End of year	$ 132,777

MUFSON HOWE HUNTER & PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mufson Howe Hunter & Partners LLC (*"MHHP"*) is a wholly-owned subsidiary of Mufson Howe Hunter & Company LLC (*"MHHC"*). MHHP is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

MHHP is an independent investment bank serving middle-market companies, primarily in the Mid-Atlantic region of the United States. MHHP provides strategic and financial advice to clients on such matters as financing growth, mergers and acquisitions, recapitalizations or sale of their businesses. The firm also raises debt and equity from banks, private equity firms and other institutional sources to finance such activities. Mufson Howe Hunter & Partners, LLC, is a member of SIPC.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash. MHHP deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit.

Revenue Recognition

Investment banking and other financial advisory fees generally consist of retainers and success fees. Retainers are recognized as revenue in accordance with the terms of the engagement and success fees are recognized as revenue predominantly when the transaction is completed or closed. Expenses associated with such transactions are recognized as incurred.

Income Taxes

MHHP is a limited liability company and a wholly-owned subsidiary of MHHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

MUFSON HOWE HUNTER & PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

The Company adopted provisions established under guidance issued by the FASB, which clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2011, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

(2) COMMITMENTS

At present, MHHC is a holding company and all business is conducted through MHHP. Consequently, MHHP and MHHC have agreed that MHHP is responsible for substantially all of the operating expenses incurred by either entity. MHHC entered into a non-cancelable operating lease for the offices of MHHC and MHHP. This lease expires in July 2019 and requires MHHC to pay monthly its proportionate share of the operating expenses of the building. The future minimum rent payments under this lease are as follows: $163,548 in 2012, $157,258 in 2013, $160,316 in 2014, $163,375 in 2015, $166,433 in 2016 and $454,537 thereafter. MHHC and MHHP entered into a rent allocation agreement whereby MHHP has agreed to make all required payments of the aforementioned lease. This agreement is a one-year agreement which renews automatically at the beginning of each year unless amended by mutual consent of the parties.

MHHC has also entered into two operating leases for office equipment expiring in March 2012 and September 2014. MHHP has agreed to assume 100% of the costs associated with these leases. Base lease and usage expenses in connection with these leases were $16,662 for the year ended December 31, 2011. Future minimum lease payments under these leases are $7,808 in 2012, $5,951 in 2013 and $4,463 in 2014.

Furthermore, MHHC has entered into a licensing agreement for database access expiring in November 2012. MHHP has agreed to pay all costs associated with this agreement. The expense associated with this agreement was $34,138 for the year ended December 31, 2011. Future minimum lease payments under this lease are $32,725 in 2012.

(3) REGULATORY REQUIREMENTS

MHHP is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers.

Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, MHHP had net capital of $91,451, which was $86,451 in excess of its required net capital of $5,000.

MUFSON HOWE HUNTER & PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(4) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 27, 2012. No material subsequent events have occurred since December 31, 2011 that required recognition or disclosure in our current period financial statements.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Mufson Howe Hunter & Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Mufson Howe Hunter & Partners LLC (*"MHHP"*), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of MHHP's internal control. Accordingly, we do not express an opinion on the effectiveness of MHHP's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by MHHP, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because MHHP does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the MHHP in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of MHHP is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which MHHP has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected by and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MHHP's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

[signature]

Philadelphia, Pennsylvania
February 27, 2012



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Mufson, Howe, Hunter & Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (*"SIPC"*) for the year ended December 31, 2011, which were agreed to by Mufson, Howe, Hunter & Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mufson, Howe, Hunter & Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mufson, Howe, Hunter & Partners, LLC's management is responsible for Mufson, Howe, Hunter & Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2012

MUFSON HOWE HUNTER & PARTNERS LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2011

General assessment		$ 2,244
Less Prior year overpayment applied Payments made: SIPC-6: July 29, 2011 SIPC-7T: February 6, 2012	 S 1,363 881	 2,244
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$ 897,500

Additions
Total revenues from the securities business of subsidiaries (except foreign
subsidiaries) and predecessors not included above
Net loss from principal transactions in securities in trading accounts
Net loss from principal transactions in commodities in trading accounts
Interest and dividend expense deducted in determining total revenue
Net loss from management of or participation in the underwriting or
distribution of securities
Expenses other that advertising, printing, registration fees and legal fees
deducted in determining net profit from management or participation in
underwriting or distribution of securities
Net loss from securities in investment accounts

Total additions   -

Deductions
Revenues from the distribution of shares of a registered open end investment
company or unit investment trust, from the sale of variable annuities, from
the business of insurance, from investment advisory services rendered to
registered investment companies or insurance company separate accounts,
and from transactions in security futures products
Revenues from commodity transactions
Commissions, floor brokerage and clearance paid to other SIPC members
in connection with security transactions
Reimbursements for postage in connection with proxy solicitation
Net gain from securities in investment accounts
100% of commissions and markups earned from transactions in (i)
certificates of deposit and (ii) Treasury bills, bankers acceptance or
commercial paper that mature nine months or less from issuance date
Direct expenses of printing, advertising and legal fees incurred in
connection with other revenue related to the securities business (revenue
defined by Section 16(9)(L) of the Act)
Other revenue not related either directly or indirectly to the securities business

The greater of:
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus
interest and dividend income included in additions in total revenues above
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)

Total deductions	-
SIPC net operating revenues	$ 897,500
General assessment @ .0025	$ 2,244